UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALCATEL-LUCENT

(Exact name of registrant as specified in its charter)

FRANCE	1-11130
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification Number)

148/152 route de la Reine, 92100 Boulogne-Billancourt, France
(Address of principal executive offices)	(Zip code)

Barbara Larsen, General Counsel, +1 908 582 8526
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Alcatel-Lucent Company Profile

Alcatel-Lucent may be referred to as “Alcatel-Lucent”, “we,” “us” or “our”.

As the leading specialist in IP networking, ultra-broadband access and cloud technology, Alcatel-Lucent is dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments around the world. We call this ‘responsible business innovation’ — and it is our mission to invent and deliver dependable, large-scale networks that increase the capacity and reach of communications technologies, ultimately changing the way billions of people live and do business.

With revenues of €13.2 billion in 2014, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Boulogne-Billancourt.

Conflict Minerals and Reasonable Country of Origin Inquiry (RCOI)

In accordance with the company’s own Conflict Minerals Policy (which is publicly available on its website) and the rules promulgated by the U.S. Securities and Exchange Commission (SEC), Alcatel-Lucent has undertaken a multi-step process to determine the level of disclosure required regarding conflict minerals (as defined under Section 1502 of the U.S. Dodd–Frank Wall Street Reform and Consumer Protection Act).

We have determined that our company manufactures (or contracts to manufacture) products for which conflict minerals are necessary to their components’ functionality or production. As such, we conducted a good faith ‘reasonable country of origin inquiry’ (RCOI) to determine whether our necessary conflict minerals originated in the Democratic Republic of the Congo (DRC) or an adjoining country (collectively referred to in this Form as the “Covered Countries”) or came from recycled/scrap resources.

As explained more fully in the attached Conflict Minerals Report, our RCOI process relied primarily on supplier and smelter representations regarding the origin of their minerals. We identified certain purchased commodities or components used in our products as necessary to survey and reasonably inquire into the nature and origin of their material content. Information was then collected from targeted suppliers regarding the minerals used to manufacture their products, the smelters from whom they purchase the minerals and their conflict minerals policies and due diligence processes. In addition, whenever possible, the identified smelters’ country of origin information was collected from the Conflict Free Smelters Initiative (CFSI). Throughout this process, we used the CFSI’s Conflict Minerals Reporting Template (CMRT) to facilitate the transfer of information throughout the supply chain and collect conflict minerals traceability information from our suppliers.

For 2014, we determined the minerals used in our products originated from the following categories in which countries of origin have been grouped within CFSI]:

Mineral	Origin

Tin	Level 1, level 2 and level 3 countries, DRC, recycled or scrap material

Tantalum	Level 1, level 2 and level 3 countries, DRC, recycled or scrap material

Tungsten	Level 1 and level 3 countries, recycled or scrap material

Gold (*)	Level 1 countries, recycled or scrap material

(*) Some countries have not been disclosed by CFSI for confidentiality reasons, but concerned smelters comply with the Conflict-Free Smelter Program assessment protocols

Level 1 countries

Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Columbia, Côte d’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxemburg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, United Kingdom, United States of America, Vietnam, Zimbabwe

Level 2 countries	Kenya, Mozambique, South Africa
Level 3 countries	Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda, Zambia
DRC	The Democratic Republic of Congo

After determining the country of origin of the minerals used in our products, the next step involved due diligence into the source of any conflict minerals. As explained in our Conflicts Minerals Report, Alcatel-Lucent designed its due diligence measures to conform in all material respects with the internationally recognized framework set forth in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2013) and its related supplements for gold, tin, tantalum and tungsten.

As a result of our RCOI, we concluded that certain conflicts minerals may have originated from the Covered Countries, and may not have derived from recycled or scrap materials. Further, as described in the attached 2014 Alcatel-Lucent Conflicts Minerals Report, despite a multi-step investigation and intensive due diligence, for many smelters identified in our supply chain, we have been unable to determine whether or not any of the conflict minerals directly or indirectly benefited armed groups in the Covered Countries.

We have attached Exhibit 1.01, the 2014 Alcatel-Lucent Conflict Minerals Report, which includes a description of the measures taken to exercise due diligence on the minerals’ source and chain of custody.

Our Conflict Minerals Report is also publicly available on here: http://resources.alcatel-lucent.com/?cid=169613.

Item 1.02 Exhibit

The Alcatel-Lucent Conflict Minerals Report is attached as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibit

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report (as required by Items 1.01 and 1.02 of this Form)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alcatel-Lucent (Registrant)

/s/ Michel COMBES

By: Michel COMBES Chief Executive Officer	May 27, 2015